# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fidelity Greenwood Street Trust, CIK 0001898391
CUSIP: 31624J745
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 245 SUMMER STREET, 245 SUMMER STREET, BOSTON, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001089877-26-000020
Filed by CIK 0001089877

## Reporting persons
- KEYBANK NATIONAL ASSOCIATION/OH: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Ohio (OH); does not affirm membership in a group (box b); sole voting power 2,099,198; shared voting power 2,495; sole dispositive power 2,109,844; shared dispositive power 11,416; aggregate amount beneficially owned 2,121,260 (7.2% of the class)

## Item 1. Issuer
Name of issuer: Fidelity Greenwood Street Trust
Address of issuer's principal executive offices: 245 SUMMER STREET, 245 SUMMER STREET, BOSTON, MASSACHUSETTS, 02210.

## Item 2. Person Filing
Name of person filing: KeyCorp
Address of principal business office or, if none, residence: 127 Public Square, Cleveland, OH 44144-1306
Citizenship: United States, State of Ohio

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,121,260
Percent of class: 7.24%
Sole power to vote or to direct the vote: 2,099,198
Shared power to vote or to direct the vote: 2,495
Sole power to dispose or to direct the disposition: 2,109,844
Shared power to dispose or to direct the disposition: 11,416

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: b

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- KEYBANK NATIONAL ASSOCIATION/OH: Erin Monroe, VP, Regulatory Reporting (10/05/2026)